Mail Stop 3561

August 26, 2008

Mr. Albert Cervantes
Chief Financial Officer
Actiga Corp.
871 Marlborough Avenue, Suite 100
Riverside CA 92507

      Re: **Actiga Corp.**
                Amendment No. 1 to Form 10-K for Fiscal Year
                Ended December 31, 2007
                Filed July 24, 2008
                File No. 0-52323

Dear Mr. Cervantes:

      We reviewed your filing and response letter dated August 15, 2008 to our comment letter dated July 31, 2008, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      We reviewed the proposed amendment to Form 10-K included in your response. We note from your response and disclosure in the proposed amendment that your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. Please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and <u>reported</u> within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, we believe that management should conclude that disclosure controls and procedures were not effective as of the end of the period covered by the report. Please explain how you could conclude otherwise or further amend the filing to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year.

Please revise the certifications included as Exhibits 31.1 and 31.2 to the proposed amendment to Form 10-K included in your response to comply exactly to the form of certification set forth in Item 601(b)(31) of Regulation S-K. Specifically, replace the word "issuer" throughout paragraphs 3, 4 and 5 with the word "registrant." Also, include the parenthetical language omitted from paragraph 4(e).

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have any questions regarding our comments. In his absence, you may contact me at (202) 551-3344.

Sincerely,

William Thompson
Accounting Branch Chief